Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL and Sonatrach strengthen their cooperation in petrochemicals and natural gas in Algeria

On October 7, 2018, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Group”) announced that Sonatrach and TOTAL signed two agreements as part of the comprehensive partnership announced in 2017:

 •  A new concession contract to jointly develop the Erg Issouane gas field located on the TFT Sud permit, signed by Sonatrach, TOTAL and Alnaft (the National Agency for the Valorization of Hydrocarbon Resources).

The TFT Sud permit is located south of the Tin Fouyé Tabankort (TFT) field, of which TOTAL is a long-standing partner. Sonatrach (51%) and TOTAL (49%) will develop the reserves of Erg Issouane located on the TFT Sud permit. The development, which represents an investment of around $ 400 million, will be connected to the existing TFT gas treatment unit by a 22-kilometer-long gas pipeline. First gas is expected in late 2021. The partners also signed a gas marketing agreement. The concession contract will become effective upon approval by the Algerian authorities.

•  A shareholder agreement to create a joint venture known as STEP (Sonatrach Total Entreprise Polymères).

STEP will be responsible for carrying out a joint petrochemical project in Arzew, western Algeria. The project includes a propane dehydrogenation (PDH) unit and a polypropylene production unit with an output capacity of 550,000 tons per year. The two partners (Sonatrach 51%, TOTAL 49%) are planning to start the front-end engineering and design (FEED) in November 2018. This project will allow STEP to realize value from the propane, produced in large quantities locally, by transforming it into polypropylene, a plastic for which demand is growing strongly.

TOTAL’s exploration and production activities in Algeria date back to 1952. In 2017, TOTAL’s production in Algeria averaged 15,000 barrels of oil equivalent per day (boe/d), all of it from the TFT gas and condensate field, in which the Group currently holds a 35% interest.

In June 2017, TOTAL signed a new concession contract for a period of 25 years to extend the exploitation of the field, giving TOTAL a 26.4% interest alongside Sonatrach (51%) and Repsol (22.6%). The contract was approved by the Council of Ministers.

In March 2018, TOTAL started production from the Timimoun gas field in southwestern Algeria. The Group has a 37.75% interest in the field, which has a production capacity of 5 million cubic meters of gas per day (around 30,000 boe/d).

Following the closing of the Maersk Oil acquisition in March 2018, TOTAL holds a 12.25% interest in the El Merk, Hassi Berkine and Ourhoud oil fields, which have a combined production capacity of 400,000 boe/d.

In 2017, TOTAL also announced the acquisition of Engie’s upstream liquefied natural gas (LNG) assets. This transaction added 4.6 million tons to the Group’s global LNG portfolio, as a result of supply agreements with Sonatrach.

TOTAL also markets lubricants and bitumen in Algeria.

Saudi Arabia: Saudi Aramco and TOTAL launch engineering studies to build a giant petrochemical complex in Jubail

On October 8, 2018, TOTAL announced that Amin H. Nasser, President and Chief Executive Officer of Saudi Aramco and Patrick Pouyanné, Chairman and Chief Executive Officer of TOTAL, signed a the joint development agreement for the front-end engineering and design (FEED) of a giant petrochemical complex in Jubail, on Saudi Arabia’s eastern coast.

Announced in April 2018, the world-class complex will be located next to the SATORP refinery, operated by Saudi Aramco (62.5%) and TOTAL (37.5%), in order to be able to fully exploit operational synergies. It will include a mixed-feed cracker (50% ethane and refinery off-gases) - the first in the Gulf region to be integrated with a refinery - with a capacity of 1.5 million tons per year of ethylene and related high-added-value petrochemical units. The project represents an investment of approximately $5 billion and is scheduled for production start-up in 2024.

The project will provide feedstock to other petrochemical and specialty chemical plants located in the Jubail industrial area and beyond, representing an additional $4 billion investment by third party investors benefitting the Saudi economy.

The overall complex will represent an investment of approximately $9 billion and is expected to create 8,000 local direct and indirect jobs.

Results of the option to receive the 2018 first interim dividend in shares

The Board of Directors of TOTAL S.A. met on September 19, 2018, and declared a 2018 first interim dividend of €0.64 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting on June 1, 2018, the option for shareholders to receive the 2018 first interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from September 25 to October 4, 2018. At the end of the option period, 59% of rights were exercised in favor of receiving the payment for the 2018 first interim dividend in shares.

18,783,197 new shares will be issued, representing 0.70% of TOTAL S.A.’s share capital on the basis of the share capital as of September 30, 2018. The share price for the new shares to be issued as payment of the 2018 first interim dividend was set at €52.95 on September 19, 2018. The price is equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors Meeting on September 19, 2018, reduced by the amount of the 2018 first interim dividend, without any discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris occurred on October 12, 2018. The shares carry immediate dividend rights and are fully assimilated with existing shares already listed.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back shares during the quarter in the same number as the newly issued shares with the intention to cancel them.

The remaining cash dividend to be paid to shareholders who did not elect to receive the 2018 first interim dividend in shares amounts to 681 million euros and the date for the payment in cash was October 12, 2018.

Russia: TOTAL opens its new state-of-the-art lubricants oil blending and production plant

On October 15, 2018, TOTAL announced that it opened its new state-of-the-art lubricants oil blending plant, strategically located in the Kaluga region of the Russian Federation. The grand opening ceremony took place on October 15, 2018, in the presence of Anatoly Artamonov, Governor of the Kaluga Region, and Patrick Pouyanné, Chairman and CEO of TOTAL.

This blending and production plant will allow TOTAL to localize the production of its top-tier lubricants for the Russian market. With an investment equivalent to $50 million, this facility has been designed to produce initially 40,000 tons of automotive and industrial lubricants per year, with a scale-up option to bring this capacity up to 70,000 tons per year.

The plant is equipped with a fully automated blending system and ultramodern filling lines. Covering an area of 7 hectares of the Vorsino industrial park in the Kaluga Region, this facility opened less than two years after the start of construction. Its operations are creating 50 new working positions onsite.

TOTAL joins forces with Indian private Adani Group to expand in natural gas and fuel retail activities in India

On October 17, 2018, TOTAL announced that TOTAL and Adani Group signed an agreement to jointly develop multi energy offers to the Indian energy market. This cooperation includes liquefied natural gas (LNG) and fuel retail. The Adani Group is an Indian private conglomerate active in 50 countries and specialized in commodities trading, port infrastructures and logistics, as well as energy production and distribution.

This strategic partnership between TOTAL and Adani Group will therefore allow the companies to create:

•  A major footprint in LNG business

TOTAL and Adani Group will serve the fast growing gas demand of the Indian market. The companies will jointly develop various regasification LNG terminals, including Dhamra LNG, on the East coast of India.

•  A new retail network of 1,500 service-stations

TOTAL and Adani Group will create a joint venture with an objective to build a retail network of 1,500 service stations over a period of 10 years, on the main roads of the country, such as highways and intercity connections to take advantage of a market growing at 4% per year driven by the development of road infrastructures and the emergence of a middle class, which has been open to private investors since 2014. These new service stations, in line with international standards, will offer Indian customers TOTAL’s full lineup of fuels, lubricants, as well as a broad range of other products and services.

TOTAL and CNOOC strengthen their long-term cooperation in LNG

On October 22, 2018, TOTAL announced that TOTAL and CNOOC Gas & Power Trading & Marketing Limited  signed an amendment to their existing sale and purchase agreement (SPA) for liquefied natural gas (LNG) supply to further strengthen their cooperation in the LNG business. The partners increased the contract volume from 1 million tons per annum (Mtpa) to 1.5 Mtpa of LNG, sourced from TOTAL’s global LNG portfolio, and extended the term of the contract to 20 years.

The initial long-term LNG SPA was signed in 2008, with an annual contract volume of 1 Mtpa for a period of 15 years.

Australia: Ichthys LNG Project Begins Gas Exports

On October 23, 2018, TOTAL announced that the first cargo of liquefied natural gas (LNG) from Ichthys LNG had left Darwin, in the Northern Territory of Australia, following the beginning of production at the end of July 2018.

At full capacity, the offshore facilities and the two-train onshore liquefaction plant is expected to supply 8.9 million tons per year (Mt/y) of LNG and 1.65 Mt/y of liquefied petroleum gas (LPG), along with 100,000 barrels of condensate per day.

LNG is currently being produced from the first liquefaction train, with the second train expected to begin production as well in the coming weeks.

Ichthys LNG is led by INPEX (operator, 62.245%) alongside major partner TOTAL (30%) and the Australian subsidiaries of CPC Corporation Taiwan (2.625%), Tokyo Gas (1.575%), Osaka Gas (1.2%), Kansai Electric Power (1.2%), JERA (0.735%) and Toho Gas (0.42%).

The project involves:

-       Two offshore floating platforms

The Ichthys field and its offshore production facilities are located approximately 220 km off the coast of Western Australia. Two offshore facilities anchored in 250 meters of water and supplied by a subsea production network operate in tandem: a semi-submersible platform (CPF, Central Processing Facility) for gas treatment, linked to an FPSO (Floating Production, Storage and Offloading) facility for condensate production and export.

-       A subsea pipeline to the LNG plant

A 890-km-long subsea gas pipeline connects the CPF to the liquefaction plant near Darwin.

-       An onshore liquefaction plant

The onshore gas liquefaction is located at Bladin Point, near Darwin in the Northern Territory. It consists of two LNG trains with a combined capacity of 8.9 million tons per year and facilities for the extraction and the export of LPGs and condensate.

TOTAL announces its third 2018 interim dividend

In accordance with the Board of Directors’ decision of February 7, 2018 regarding the 2018-20 shareholder return policy, the third 2018 interim dividend is set at 0.64 euro per share, an increase of 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. This interim dividend is stable compared to the second 2018 interim dividend.

The Board of Directors will meet on March 13, 2019, to declare the distribution conditions of this third 2018 interim dividend payment.

According to the fourth resolution adopted by the Combined General Meeting of June 1, 2018, the option to pay this third 2018 interim dividend in new shares of the company will be proposed to shareholders and the payment will be made according to the following timetable:

Ex-dividend date                                   March 19, 2019

Period to elect to receive                      March 19-28, 2019

the payment in new shares

Payment date in cash                           April 5, 2019
or shares issued in lieu of cash

In order to avoid dilution in connection with the issuance of new shares, the Group will proceed to buy back the newly issued shares in order to cancel them.

Holders of Total’s American Depositary Receipts (“ADRs”) will receive the second 2018 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date                          March 15, 2019

ADR record date                                  March 19-25, 2019

ADR payment date in cash                  April 12, 2019

or shares issued in lieu of cash

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.